

Mail Stop 3561

December 20, 2017

Raymon E. Tate, Jr.
Chief Executive Officer
American Gas & Technology LP
1270 SE Monmouth Cutoff Road
Dallas, Oregon 97338

> **Re:** **American Gas & Technology LP**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 13, 2017**
> **File No. 024-10676**

Dear Mr. Tate:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2017 letter.

Amendment to Form 1-A, Filed December 13, 2017

Part II

Financial Statements

Statements of Cash Flows, page F-6

1. We note your response to comment 4. Your disclosures in Note 4 on page F-10 indicate that your founder contributed fixed assets and made a partner capital contribution valued at $296,901. Please confirm to us, if true, that the $198,796 reflected in your statements of cash flows as a Partner Capital Contribution represents the contribution of <u>cash</u> by

your founder. If otherwise, please revise your statements of cash flows to reflect any non-cash contributions within non-cash activities or advise us in detail why you believe no revision is required. Please also apply this comment to your statement of cash flows for the interim period ended June 30, 2016 on page F-15. Please refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1, 55-11 and 55-15.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products